

Adam Finke · 3rd in    Cedar, Inc.

Proud Husband/Father | CEO & Co-Founder of Cedar, Inc.

Greater Sioux Falls Area · 500+ connections · **Contact info**

Experience

 **CEO & Co-Founder**
Cedar, Inc. · Full-time
Aug 2020 – Present · 6 mos
Luverne, Minnesota, United States

 **Senior Manager, National Consumer Lending**
MetaBank · Full-time
Dec 2018 – Aug 2020 · 1 yr 9 mos
Sioux Falls, South Dakota Area

Lead management of Marketplace Lending partnerships focused on supporting bank's financia
and risk expectations. Support program contract development and maintenance in the areas o
economic structure, SLAs, servicing guidelines, underwriting guidelines, and right and
responsibilities.   ...see mor

 **Senior Business Analyst**
Comcar Industries · Full-time
Feb 2017 – Nov 2018 · 1 yr 10 mos
Sioux Falls, South Dakota Area

Oversaw operations, safety, billing, payroll, and IT teams. Utilized lane data to optimize rate an
fulfillment operations. Developed operational strategies that led to an annual net revenue

change from -$9M to $6M from year-end 2016 to year-end 2017.   ...see mor



Loan Review Officer/Analyst

Plains Commerce Bank · Full-time

Jul 2016 – Feb 2017 · 8 mos

Sioux Falls, South Dakota Area

Redesigned loan review process with a focus on sustainable and repeatable operations. Identified organizational risk by conducting in-depth reviews of high value customer accounts.

Completed bank's annual loan review process on a $500M portfolio in seven month; ...see mor



Business Process Analyst II

Wells Fargo · Full-time

Aug 2013 – Jul 2016 · 3 yrs

Sioux Falls, South Dakota

Served as liaison between technical teams, customers and management / operations. Exercise sound judgment and discretion while leading portfolio loan review on over $500M (USD) of assets.

...see mor

Education



The University of South Dakota

Master of Business Administration (M.B.A.), Health Services Administration

2011 – 2013

Activities and Societies: Healthcare Executives Advancing in Leadership (HEAL) President, Entrepreneurship Team, and Intramurals.



The University of South Dakota

Bachelor of Business Administration (B.B.A.), Health/Health Care Administration/Management

2007 – 2011

Activities and Societies: President of the Health Executives Advancing in Leadership organization (2010-2011) Attended the American College of Health Executives conference in March 2010 Play and major role in the Entrepreneurship Team organization Planned and managed the Great American Condom Campaign on the University campus (2010-2012) Volunteered at the two Vermillion POD drills, which administered vaccines

Started my under graduate degree as a Biology and Chemistry double major. Complete 2.5 years in this field before switching to Health Care Services Administration. I was able to complete my undergrad in 4 years at which time I enrolled in the MBA program. I pursued my MBA full time while working for Sanford Health full time and graduated with my graduate degree in the spring of 2013.

Volunteer experience



Volunteer
Wells Fargo
Aug 2013 – Jul 2016 • 3 yrs
Social Services

Wounded Warrior Project.



Board Member
National Kidney Foundation Serving the Dakotas
Sep 2016 – Present • 4 yrs 5 mos
Health

Support in local outreach and fundraising events. Chair of the Golf Tournament Committee

